UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549, U.S.A.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Havas

(Name of Issuer)

Ordinary Shares, nominal value €0.40 per share, and

American depositary shares, each representing one (1) Ordinary Share

(Title of Class of Securities)

419313101 (American depositary shares)

(CUSIP Number)

Cédric de Bailliencourt

Tour Bolloré

31/32 quai de Dion Bouton

92800 Puteaux

Telephone : (33) 1 46 96 48 97

Telefax : (33) 1 46 96 48 76

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies of all notices should be sent to:

Jeffrey M. Sulman, Esq.

Clifford Chance SELAFA

112 Avenue Kléber

BP 163 Trocadéro Cedex 16

75770 Paris

Tel. (33) 1 44 05 59 32

July 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 419313101	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vincent Bolloré
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER N/A 8 SHARED VOTING POWER 85,870,853 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 85,870,853

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,870,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 20.03% of the share capital based on a total of 428,796,914 shares issued (as reported by Euronext Paris on 15 October 2004). Approximately 20.38% of the voting rights, based on an estimated total number of voting rights of 421,360,296. The filing person is providing an estimate of the voting rights represented by its current beneficial ownership, as the total number of voting rights following the Issuer’s recent capital increase has not yet been publicly announced. This estimate reflects the previously disclosed total of 298,846,892 voting rights (as published by the Autorité des Marchés Financiers on 21 October 2004), plus an additional estimated 122,513,404 voting rights relating to the additional shares issued on 19 October 2004 (assuming, for purposes of this calculation, one voting right per additional share).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN

Schedule 13D

CUSIP No. 419313101	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financière du Loch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC,AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER N/A 8 SHARED VOTING POWER 50,394,574 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 50,394,574

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,394,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.75% of the share capital based on a total of 428,796,914 shares issued (as reported by Euronext Paris on 15 October 2004). Approximately 11.96% of the voting rights, based on an estimated total number of voting rights of 421,360,296. The filing person is providing an estimate of the voting rights represented by its current beneficial ownership, as the total number of voting rights following the Issuer’s recent capital increase has not yet been publicly announced. This estimate reflects the previously disclosed total of 298,846,892 voting rights (as published by the Autorité des Marchés Financiers on 21 October 2004), plus an additional estimated 122,513,404 voting rights relating to the additional shares issued on 19 October 2004 (assuming, for purposes of this calculation, one voting right per additional share).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Schedule 13D

CUSIP No. 419313101	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Nord-Sumatra Investissements
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC,AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER N/A 8 SHARED VOTING POWER 7,140,435 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 7,140,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,140,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.67% of the share capital based on a total of 428,796,914 shares issued (as reported by Euronext Paris on 15 October 2004). Approximately 1.69% of the voting rights, based on an estimated total number of voting rights of 421,360,296. The filing person is providing an estimate of the voting rights represented by its current beneficial ownership, as the total number of voting rights following the Issuer’s recent capital increase has not yet been publicly announced. This estimate reflects the previously disclosed total of 298,846,892 voting rights (as published by the Autorité des Marchés Financiers on 21 October 2004), plus an additional estimated 122,513,404 voting rights relating to the additional shares issued on 19 October 2004 (assuming, for purposes of this calculation, one voting right per additional share).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Schedule 13D

CUSIP No. 419313101	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Compagnie de Pont-l’Abbé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER N/A 8 SHARED VOTING POWER 24,944,471 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 24,944,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,944,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.82% of the share capital based on a total of 428,796,914 shares issued (as reported by Euronext Paris on 15 October 2004). Approximately 5.92% of the voting rights, based on an estimated total number of voting rights of 421,360,296. The filing person is providing an estimate of the voting rights represented by its current beneficial ownership, as the total number of voting rights following the Issuer’s recent capital increase has not yet been publicly announced. This estimate reflects the previously disclosed total of 298,846,892 voting rights (as published by the Autorité des Marchés Financiers on 21 October 2004), plus an additional estimated 122,513,404 voting rights relating to the additional shares issued on 19 October 2004 (assuming, for purposes of this calculation, one voting right per additional share).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Schedule 13D

CUSIP No. 419313101	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Financière de Sainte-Marine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER N/A 8 SHARED VOTING POWER 3,391,373 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 3,391,373

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,391,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 0.79% of the share capital based on a total of 428,796,914 shares issued (as reported by Euronext Paris on 15 October 2004). Approximately 0.80% of the voting rights, based on an estimated total number of voting rights of 421,360,296. The filing person is providing an estimate of the voting rights represented by its current beneficial ownership, as the total number of voting rights following the Issuer’s recent capital increase has not yet been publicly announced. This estimate reflects the previously disclosed total of 298,846,892 voting rights (as published by the Autorité des Marchés Financiers on 21 October 2004), plus an additional estimated 122,513,404 voting rights relating to the additional shares issued on 19 October 2004 (assuming, for purposes of this calculation, one voting right per additional share).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, nominal value € 0.40 per share (the “Ordinary Shares”) of Havas, a French société anonyme (the “Issuer”) with its principal executive offices located at 2 allée de Longchamp, 92281 Suresnes Cedex, France.

Item 2.	Identity and Background

(a)-(c); (f) This statement on Schedule 13D is being filed on behalf of Financière du Loch, a French société civile (“FdL”), Nord-Sumatra Investissements, a Belgian société anonyme (“NSI”), Compagnie de Pont-l’Abbé, a French société par actions simplifiée (“CPA”), Financière de Sainte-Marine, a French société par actions simplifiée (“FdSM” and, together with FdL, NSI and CPA, the “Filing Companies”) and Mr. Vincent Bolloré, who indirectly controls the Filing Companies.

The information concerning the name, place of organization, principal business and the principal business address of each of the Filing Companies, and the information concerning the name, business address, present principal occupation, and the citizenship/place of organization of Mr. Bolloré and each of the executive officers and directors, general partners and controlling persons of the Filing Companies is filed as Exhibit 1 hereto.

(d); (e) During the last five years, none of the Filing Companies or Mr. Bolloré, nor, to the best of their knowledge, any of the directors, executive officers, general partners or controlling persons of the Filing Companies (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Ordinary Shares came from the working capital of entities controlled by Mr. Bolloré.

Item 4.	Purpose of the Transaction

The 85,870,853 Ordinary Shares, the ownership of which is reported on this Schedule 13D, were acquired by Mr. Bolloré through the Filing Companies with the intention of increasing (in the aggregate) the Bolloré Group’s investment in the share capital of the Issuer with a view towards requesting and acquiring representation of the Bolloré Group on the Issuer’s board of directors (conseil d’administration). Depending on the future evolution of the market and the Bolloré Group’s relationship with the management of Havas, Mr. Bolloré and the Filing Companies may retain or, from time to time, increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal restrictions on their ability to do so. Mr. Bolloré and the Filing Companies do not currently intend to take control of Havas. Mr. Bolloré and the Filing Companies have publicly declared these intentions in France through filings with the Autorité des Marchés Financiers. Other than such previously publicized intentions, neither Mr. Bolloré, the Filing Companies nor any of the persons or entities identified in Exhibit 1 has any present plan or intention that would result in or relate to any of the transactions described in subparagraphs (b), (c), (e), (f), (g), (h), (i) or (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) FdL is the holder of record of 50,394,574 Ordinary Shares, representing 11.75% of the Issuer’s stock (an estimated 11.96% of voting rights*). NSI is the holder of record of 7,140,435 Ordinary Shares, representing 1.67% of the Issuer’s stock (an estimated 1.69% of voting rights*). CPA is the holder of record of 24,944,471 Ordinary Shares, representing 5.82% of the Issuer’s stock (an estimated 5.92% of voting rights*). FdSM is the holder of record of 3,391,373 Ordinary Shares, representing 0.79% of the Issuer’s stock (an estimated 0.80% of voting rights*).

Vincent Bolloré indirectly controls each of the Filing Companies, and thus may be considered to have beneficial ownership of the entire 85,870,853 Ordinary Shares owned of record by the Filing Companies, representing 20.03% of the Issuer’s stock (an estimated 20.38% of voting rights*).

*The estimated voting right percentages provided above are based on (i) the number of published voting rights (298,846,892, as published by the Autorité des Marchés Financiers on 21 October 2004) and (ii) the as yet unpublished number of voting rights relating to an additional 122,513,404 shares issued on 19 October 2004, which have been assumed to carry one voting right per additional share for purposes of this calculation.

(b) Each of the Filing Companies has both voting and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a). However, Vincent Bolloré, who controls each of the Filing Companies through his indirect controlling interests in the parent companies of the Filing Companies, directs the investments and voting of each of them. Thus, Mr. Bolloré shares voting and dispositive power with respect to the Ordinary Shares owned by each of the Filing Companies.

(c) Exhibit 2 describes the transactions effected by the Filing Companies during the period starting 60 days prior to the date hereof. All such transactions were effected on the Paris stock exchange (Euronext Paris).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Filing Companies and Mr. Bolloré, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 (including those persons named in Exhibit 1) and between any such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

(1) Information Concerning Reporting Persons and their General Partners, Executive Officers and Directors

(2) Transactions in Havas Shares by Filing Persons

(3) Joint-Filing Agreement required by Rule 13d-1(k)(1).

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date:

Vincent Bolloré

By:	/s/ Vincent Bolloré
Name :	Vincent Bolloré

Financière du Loch

By:	/s/ Jean-Louis Bouquet
Name :	Jean-Louis Bouquet
Title:	Managing Director

Nord-Sumatra Investissements

By:	/s/ Vincent Bolloré
Name :	Vincent Bolloré
Title:	President – Managing Director

Compagnie de Pont-l’Abbé

By:	/s/ Marc Bebon
Name :	Marc Bebon
Title:	Chief Executive Officer

Financière de Sainte-Marine

By:	/s/ Thierry Marraud
Name :	Thierry Marraud
Title:	Chief Executive Officer